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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


FORM U-9C-3


QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Calendar Quarter Ended September 30, 1999


Consolidated Natural Gas Company
(Name of registered holding company)


CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199
(Address of principal executive offices





Table of Contents

												Page
												____

Item 1.  Organization Chart							  2

Item 2.  Issuance and Renewals of Securities
           and Capital Contributions					  2

Item 3.  Associate Transactions						  3

Item 4.  Summary of Aggregate Investment				  4

Item 5.  Other Investments							  5

Item 6.  Financial Statements and Exhibits				  5


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ITEM 1 - ORGANIZATION CHART

    Name of       Energy or    Date of    State of    %of voting   Nature
   Reporting     Gas Related   Organiz-   Incorpor-   Securities     of
    Company        Company      ation       ation        Held     Business
   _________     ___________   ________   _________   __________  ________

Consolidated
Natural Gas
Company ("CNG")

CNG Field		  Gas Related	 03/23/77   Delaware       100%       (a)
Services
Company
("Field
Services")

(a) Field Services, formerly CNG Storage Service Company, was originally formed to engage in the business of providing natural gas storage facilities and services and other activities related to the operations and functions of a full service gas storage business. See HCAR No. 25311, dated May 13, 1991. Field Services in July of 1998 entered into activities involving Appalachian natural gas supply, including the administration of supply contracts transferred from CNG Energy Services Corporation, a former subsidiary of CNG.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company		     Company
Contributing	     Receiving		         Type and Amount of
Capital		     Capital 			    Capital Infusion
____________        _________               __________________

   (b)


(b) Field Services participates in the CNG System Money Pool ("Money Pool"). During the calendar quarter, Field Services contributed $18,616,000 to, and withdrew $28,956,000 from, the Money Pool. It had a borrowing of $10,792,000 in the Money Pool at September 30, 1999. Additionally, as of September 30, 1999 there were outstanding $23,216,000 in CNG guarantees of Field Services obligations.



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ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


Reporting   Associate
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      or        Amount
Service     Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   _______   ________   _______   ______

None(c)



(c) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder.


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies(d)


Associate   Reporting
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Services    Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   ________  ________   _______   ________
CNG Trans-  Field       Adminis-   $ 14,807                       $ 14,807
mission     Services    trative
Corporation




(d) CNG Storage Service Company in 1991 had entered into standard at-cost service agreements with Consolidated Natural Gas Service Company, Inc. Information with respect to transactions under such agreement is not provided in this report, but is provided by Form U-13-60.



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ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies (in thousands):

	Total consolidated capitalization as
	  of September 30, 1999                    $4,116,276          Line 1

	Total capitalization multiplied by 15%
	   (Line 1 multiplied by 0.15)                617,441          Line 2

	Greater of $50 million or line 2              617,441          Line 3

Total current aggregate investment:
   (categorized by major line of
    energy-related business)                    None           Line 4

Difference between the greater of $50
million or 15% of capitalization and
the total aggregate investment of the
registered holding system
(line 3 less line 4)                          617,441


Investments in gas-related companies
  (in thousands):

	Total current aggregate investment:
	   (categorized by major line of
	    gas-related business)

	   Gas sales and storage services          $   21,063
	                                           ==========











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ITEM 5 - OTHER INVESTMENTS


Major Line of      Other Invest-     Other Invest-     Reason for
Energy-Related     ment in Last      ment in this      Difference in
Business           U-9C-3 Report     U-9C-3 Report     Other Investment
______________     _____________     _____________     ________________

None


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A. Financial Statements

	Balance sheet as of September 30, 1999 and income statements for the three and nine months ending September 30, 1999 of Field Services.
	(Filed under confidential treatment pursuant to Rule 104(b))


B. Exhibits

	A copy of the service agreement, dated May 22, 1991, between CNG Storage Service Company and CNG Transmission Corporation is attached as Exhibit A to the Form U-9C-3 filed for the first quarter of 1999.

	The certificate as to filing with interested state commissions is attached hereto as Exhibit B.














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SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

								CONSOLIDATED NATURAL GAS COMPANY


								By: N. F. Chandler
								    Assistant Secretary

November 29, 1999



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												Exhibit B

CERTIFICATE

	The undersigned certifies that he is the duly designated and acting Assistant Secretary of Consolidated Natural Gas Company, a Delaware corporation ("CNG") and that:

	CNG's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended June 30, 1999 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

	The names and addresses of such state utility commissions are:

		Utilities Department
		Public Utility Commission of Ohio
		180 Broad Street
		Columbus, OH 43266-0573

Executive Secretary
		West Virginia Public Service Commission
		201 Brooks Street
		Charleston, WV 25301

		Secretary
		Pennsylvania Public Utility Commission
		North Office Building
		Commonwealth Avenue and North Street
		Harrisburg, PA 17101

		General Counsel
		Virginia State Corporation Commission
		1300 East Main Street
		10th Floor
		Richmond, VA 23219


	IN WITNESS WHEREOF, I have hereunto set my hand as of the 29th day of November, 1999.

					N. F. Chandler
					Assistant Secretary
					Consolidated Natural Gas Company